COMMENTS RECEIVED ON MARCH 2, 2009

FROM MICHELLE ROBERTS

VARIABLE INSURANCE PRODUCTS FUND V (File Nos. 033-17704 and 811-05361)

VIP Freedom 2035 Portfolio
VIP Freedom 2040 Portfolio
VIP Freedom 2045 Portfolio
VIP Freedom 2050 Portfolio

POST-EFFECTIVE AMENDMENT NO. 33

1. All funds

"Investment Details" (prospectus)

"Description of Underlying Fidelity Funds"

"VIP Money Market Portfolio seeks as high a level of current income as is consistent with preservation of capital and liquidity.

FMR invests the fund's assets in U.S. dollar-denominated money market securities of domestic and foreign issuers and repurchase agreements. FMR also may enter into reverse repurchase agreements for the fund.

FMR will invest more than 25% of the fund's total assets in the financial services industries.

In buying and selling securities for the fund, FMR complies with industry-standard regulatory requirements for money market funds regarding the quality, maturity, and diversification of the fund's investments. FMR stresses maintaining a stable $1.00 share price, liquidity, and income."

C: The Staff would like us to disclose that the fund is not insured by FDIC or any other governmental agency.

R: We are aware that Form N-1A requires such disclosure in a money market fund's prospectus and include the disclosure in VIP Money Market Portfolio's prospectus. However, that disclosure is aimed at investors in the money market funds, while this prospectus is for investors in funds of funds that invest in a range of underlying fund types, including a money market fund. Because the investor is investing in a fund of funds, rather than in a money market fund, we think there is no realistic danger that he or she would have an expectation of protection against loss equivalent to that which might accompany a bank deposit. Accordingly we believe that the requested disclosure would be inappropriate for this prospectus.

2. All funds

"Investment Details" (prospectus)

"Description of Underlying Fidelity Funds"

"VIP Money Market Portfolio seeks as high a level of current income as is consistent with preservation of capital and liquidity.

FMR invests the fund's assets in U.S. dollar-denominated money market securities of domestic and foreign issuers and repurchase agreements. FMR also may enter into reverse repurchase agreements for the fund.

FMR will invest more than 25% of the fund's total assets in the financial services industries.

In buying and selling securities for the fund, FMR complies with industry-standard regulatory requirements for money market funds regarding the quality, maturity, and diversification of the fund's investments. FMR stresses maintaining a stable $1.00 share price, liquidity, and income."

VIP V (File Nos. 033-17704 and 811-05361, Post-Effective Amendment No. 33

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C: The Staff would like us to note that the fund may not achieve its objective.

R: As noted in response #1, this prospectus is for investors in funds of funds that invest in a range of underlying fund types, including a money market fund. The investor is investing in a fund of funds, rather than in a money market fund, and the prospectus for the funds of funds appropriately discloses that a VIP Freedom Fund may not achieve its objective.

3. All funds

"Investment Policies and Limitations" (SAI)

"Notwithstanding the foregoing investment limitations, the underlying Fidelity funds in which the VIP Freedom Funds may invest have adopted certain investment limitations that may be more or less restrictive than those listed above, thereby permitting a VIP Freedom Fund to engage indirectly in investment strategies that are prohibited under the investment limitations listed above. The investment limitations of each underlying Fidelity fund are set forth in its SAI."

C: The Staff requests confirmation, for the purposes of monitoring compliance with each fund's fundamental industry concentration limit, each fund "looks through" to the investments of each underlying fund. If the funds do not comply, the Staff requests we provide an explanation.

R: The VIP Freedom Funds are funds of funds products. The funds do not invest directly in portfolio securities. As the funds' fundamental concentration limit indicates, these funds do not intend to concentrate in any one industry. Further, the funds disclose that they do not treat "investment companies" (their only investments) as a particular industry for purposes of their concentration limit. We believe this approach is reasonable and consistent with old Guide 19 to Form N-1A, which provides that if a registrant selects its own industry classification, it must be reasonable and disclosed in the SAI in the case of a policy not to concentrate.

4. All funds

"Trustees and Officers" (SAI)

"Edward C. Johnson 3d (78)

Year of Election or Appointment: 1989

Mr. Johnson is Chairman of the Board of Trustees. Mr. Johnson serves as Chief Executive Officer, Chairman, and a Director of FMR LLC; Chairman and a Director of FMR; Chairman and a Director of Fidelity Research & Analysis Company (FRAC); Chairman and a Director of Fidelity Investments Money Management, Inc.; and Chairman and a Director of FMR Co., Inc. In addition, Mr. Johnson serves as Chairman and Director of FIL Limited. Previously, Mr. Johnson served as President of FMR LLC (2006-2007). Mr. Edward C. Johnson 3d and Mr. Arthur E. Johnson are not related.

James C. Curvey (73)

Year of Election or Appointment: 2007

Mr. Curvey also serves as Trustee (2007-present) of other investment companies advised by FMR. Mr. Curvey is a Director of FMR and FMR Co., Inc. (2007-present). Mr. Curvey is also Vice Chairman (2006-present) and Director of FMR LLC. In addition, Mr. Curvey serves as an Overseer for the Boston Symphony Orchestra and a member of the Trustees of Villanova University."

VIP V (File Nos. 033-17704 and 811-05361, Post-Effective Amendment No. 33

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C: The Staff noted that the bio for each Director should include 5 years worth of experience. The Staff also questioned the lack of such disclosure for Johnson and Curvey.

R: We understand this requirement and note that the second paragraph in the "Trustees and Officers" section of the SAI states that "[e]xcept as indicated, each individual has held the office shown or other offices in the same company for the past five years." Taken together with the biographical information provided, specifically the positions with respect to which no shorter date range is disclosed, the disclosure at issue meets the requirement to disclose Mr. Johnson's and Mr. Curvey's principal occupations for the last five years.

5. All funds

Tandy Representations (prospectus and SAI)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.